SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – Financial Highlights for the period January – March 2015	1

January – March 2015

FINANCIAL HIGHLIGHTS

•	Return to year-on-year growth: accesses (+10%), revenues (+12.6%), OIBDA (+7.7%), net income (+162.0%) and EPS (+164.0%).

•	Solid organic year-on-year revenue growth (+3.3%).

•	Revenues stood at 11,543 million euros in the quarter.

•	Organic revenue growth excluding Venezuela continued to accelerate mainly due to T. Brasil (+4.3%), T. Deutschland (+2.9%) and the sustained recovery trend in T. España.

•	Revenue transformation was driven by mobile data monetisation (+11.9% year-on-year) and the acceleration of digital services (+33.7%), mainly video (+56.6%).

•	Revenue evolution was again supported in the quarter by high commercial activity focused on value customers: mobile contract accesses (+7% year-on-year), smartphones (+29%), LTE (5.1 times), FTTH connections (+111%) and pay TV (+53%).

•	Sustainable OIBDA improvement (+7.7% year-on-year; +2.4% organic).

•	OIBDA reached 3,618 million euros and OIBDA margin remained stable year-on-year in organic terms (-0.3 percentage points), reflecting better revenue evolution, cost containment efforts and savings from the operating model simplification.

•	CapEx increased (+25.8% year-on-year; +21.5% organic) on accelerated deployment of new networks (FTTH and LTE).

•	Strengthening of Financial Position.

•	Free cash flow amounted to 363 million euros in January-March 2015, after increasing 25.8% year-on-year, despite being affected by the traditional seasonality of the first quarter.

•	The leverage ratio stood at 2.13 times, considering the closing of the sale of O2 UK.

•	The effective cost of debt decreased 18 basis points year-on-year to 5.27%.

•	Net income amounted to 1,802 million euros and increased 2.6 times compared to March 2014.

•	The Company reiterates 2015 guidance and its ambition for 2016.

•	Telefónica España results reflected once again an improvement in revenue performance, on the back of value customers’ growth, a continuing churn improvement and a more favourable environment. The Company strengthened its market leadership; TV customers exceeded 2 million (x3 year-on-year), fibre reached 1.6 million (>x2 year-on-year) and contract mobile growth accelerated (+1.8% year-on-year). Revenues confirmed the recovery trend (-3.8% year-on-year in the first quarter of 2015; -4.9% in the fourth quarter of 2014), underpinned by the improving trend in service revenues ex-handset sales (-3.5% vs. -6.1% in the fourth quarter), while OIBDA limited its year-on-year organic decline to 8.4%.

•	Telefónica Brasil posted strong growth acceleration, with revenues increasing 4.3% year-on-year in organic terms, reflecting the growth strategy focused on value, based on differential network quality and innovation in commercial propositions. OIBDA increased 0.9% year-on-year organic, despite the negative effect of the macroeconomic environment and regulatory changes. On the other hand, the closing of GVT’s acquisition expected in the coming weeks will consolidate Telefónica Brasil as an integrated operator with national coverage.

•

In Germany, T. Deutschland continued to execute integration activities with a focus on achieving the annual synergy target, while at the same time maintaining commercial momentum. All of this was reflected in a strong set of financial results. Revenues improved their trend and increased 2.9% year-on-year in organic

January – March 2015

terms on the back of strong handset sales growth (+28.8%) and the improved evolution of service revenues (+1.5%). Likewise, OIBDA reverted the negative trend of 2014 and grew 9.0% year-on-year in organic terms (+4.4% excluding non-recurrent items) as a result of the improved revenue evolution and lower commercial expenses resulting from a more efficient approach to customer base and the new approach to handset subsidies.

•	In the first quarter of 2015, T. Hispanoamérica posted solid year-on-year growth both in revenues (+19.6%; +9.7% organic) and OIBDA (+23.5%; +14.5% organic) and consolidated OIBDA margin expansion (+1.0 p.p.; +1.3 p.p. organic). Particularly noteworthy are Mexico, with strong revenue (+13.9%; +5.9% organic) and OIBDA (+82.4%; +69.8% organic) growth, and Colombia, which posted a significant OIBDA growth (+7.7%; +9.2% organic).

January – March 2015

Comments from César Alierta, Executive Chairman

“In the first quarter of 2015 Telefónica initiated a new growth cycle; total accesses increased 10% year-on-year, revenues improved 12.6%, OIBDA 7.7%, free cash-flow 25.8% and net income was 2.6 times higher.

These figures reflect the solid beginning of this new cycle and are leveraged on the improved organic evolution of the business. This growth is also reflected across the board as all business units, except for Spain, posted increases in accesses, revenues and OIBDA. Moreover, Spain has already begun its return to growth after reporting in the quarter a year-on-year increase in accesses, which will gradually translate into growth in financials.

The basis of this new cycle is supported by differential propositions, which allowed us to double the fibre customer base year-on-year, increase the Pay TV base by 53%, multiply the number of LTE customers by 5.1, or increase the smartphone base by 29%. As such, this growth is based on higher-value services that boost revenue per access but which required a strong prior investment effort to meet the growing demand. In this sense, it is important to mention, for example, Telefónica España, whose fibre network is the largest in terms of coverage and has the highest number of connected customers in Europe, or the differential quality of Telefónica Brasil’s mobile network, which is enabling us to increase our market share as the Company is better prepared to satisfy the radical transformation of the demand for data.

This shift in demand is reflected in data traffic growth, which increased by 39% year-on-year in organic terms. Moreover, this growth was widespread, as it increased in both the mobile and fixed businesses, driven by the higher penetration of our services (fibre, LTE, smartphones) and the increase in average consumption per customer, on the back of a number of factors including the exponential growth in video traffic (+72% year-on-year). A clear example can be seen in LTE traffic, that already accounts for 11% of mobile data traffic, despite LTE customers representing still only 6% of the mobile customer base.

Our asset portfolio management policy has also allowed us to improve our offering, after strengthening our positioning in key markets. Thus, in Germany there is a significant business improvement in the quarter, which is set to intensify in the next quarters driven by the crystallisation of the E-Plus synergies. Furthermore, the acquisitions of GVT and DTS, which should be completed over the course of the second quarter, will decisively contribute to improve our positioning in Brazil and Spain, increasing our reach and the differentiation of our offer, and will represent a decisive step in our transformation towards becoming a video company.

Finally, I would like to take the opportunity to thank our shareholders for their continuing support, which has yet again been reflected in the success of our recent capital increases in Telefónica and Telefónica Brasil.”

January – March 2015

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March	% Chg
	2015	Reported	Organic
Revenues	11,543	12.6	3.3
Telefónica España	2,878	(3.8)	(3.8)
Telefónica Deutschland (1)	1,901	69.4	2.9
Telefónica Brasil	2,794	4.8	4.3
Telefónica Hispanoamérica	3,665	19.6	9.7
Other companies & eliminations	305	(24.7)
Telefónica Ireland (2)	—	n.m.

OIBDA	3,618	7.7	2.4
Telefónica España	1,282	(8.6)	(8.4)
Telefónica Deutschland (1)	408	62.6	9.0
Telefónica Brasil	840	1.4	0.9
Telefónica Hispanoamérica	1,127	23.5	14.5
Other companies & eliminations	(38)	9.0
Telefónica Ireland (2)	—	n.m.

OIBDA margin	31.3%	(1.4 p.p. )	(0.3 p.p. )
Telefónica España	44.5%	(2.3 p.p. )	(2.1 p.p. )
Telefónica Deutschland (1)	21.5%	(0.9 p.p. )	1.2 p.p.
Telefónica Brasil	30.1%	(1.0 p.p. )	(1.0 p.p. )
Telefónica Hispanoamérica	30.8%	1.0 p.p.	1.3 p.p.

Operating Income (OI)	1,511	(5.0)	3.2

Net income	1,802	162.0
Basic earnings per share (euros)	0.38	164.0
Basic earnings per share from continuing operations	0.09	(22.3)

CapEx	1,682	25.8	21.5
Telefónica España	414	55.0	46.7
Telefónica Deutschland (1)	221	67.3	2.9
Telefónica Brasil	395	27.4	26.8
Telefónica Hispanoamérica	622	7.4	13.7
Other companies & eliminations	31	(38.1)
Telefónica Ireland (2)	—	n.m.

Spectrum	161	(13.5)	(26.4)
Telefónica España	22	n.m.	n.m.
Telefónica Deutschland (1)	—	n.m.	n.m.
Telefónica Brasil	—	n.m.	n.m.
Telefónica Hispanoamérica	139	(25.4)	(38.3)

OpCF (OIBDA-CapEx)	1,937	(4.2)	(8.3)
Telefónica España	868	(23.6)	(21.9)
Telefónica Deutschland (1)	187	57.5	17.3
Telefónica Brasil	445	(14.2)	(14.6)
Telefónica Hispanoamérica	505	51.4	15.1
Other companies & eliminations	(69)	(18.6)
Telefónica Ireland (2)	—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014), excludes hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. In addition, CapEx excludes investment in spectrum and the Real Estate efficiency plan.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	E-Plus has been included since 1 October 2014.
(2)	T. Ireland has been removed from the consolidation perimeter since 1 July 2014.

January – March 2015

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2015 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 14th, 2015	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer